Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

May 25, 2020

To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: SSR MINING INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 01, 2020
Record Date for Voting (if applicable) :	June 01, 2020
Beneficial Ownership Determination Date :	June 01, 2020
Meeting Date :	July 10, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	784730103	CA7847301032

Sincerely,

Computershare
Agent for SSR MINING INC.